Exhibit 99

Regulations which may affect our business activities

THE LAWS AND REGULATIONS OF MALAYSIA

The following section summarizes the principal laws and regulations of Malaysia which are relevant to our business. As this is a summary, it does not purport to be an exhaustive description of all relevant laws and regulations of which our business is subject to and are only intended to provide general information as to relevant laws and regulations which our business may be subjected to.

Employment, Labor, Health And Safety

As we have employees who are based in Malaysia, we are subject to Malaysian laws and regulations on employment, labor, health and safety. As at the date of this annual report, we have complied in all material aspects with the relevant laws and regulations and there was no non-compliance incident relating to.

Occupational Safety and Health Act 1994

The Occupational Safety and Health Act 1994 (“OSHA 1994”) is the governing law regulating the standards for safety, health and welfare of persons at work. The OSHA 1994 is enforced by the Department of Occupational Safety and Health, Malaysia (“DOSH”), which is under the purview of the Ministry of Human Resources, Malaysia and applies to all places of work throughout Malaysia including in the public services and statutory authorities save for domestic employment in relation to a person who employs another, or is employed, as a domestic servant within the meaning of the Employment Act 1955, armed forces and work on board ships governed by the Merchant Shipping Ordinance 1952, the Sabah Merchant Shipping Ordinance 1960 or the Sarawak Merchant Shipping Ordinance 1960.

Section 15 of the OSHA 1994 states that it shall be the duty of every employer to ensure, so far as is practicable, the safety, health and welfare for work of all his employees, in particular, this duty extends to the following:

(a) the provision and maintenance of plant and systems of work that are, so far as is practicable, safe and without risks to health;

(b) the making of arrangements for ensuring, so far as is practicable, safety and absence of risks to health in connection with the use or operation, handling, storage and transport of plant and substances;

(c) the provision of such information, instruction, training and supervision as is necessary to ensure, so far as is practicable, the safety and health at work of his employees;

(d) so far as is practicable, as regards any place of work under the control of the employer, the maintenance of it in a condition that is safe and without risks to health and the provision and maintenance of the means of access to and egress from it that are safe and without such risks;

(e) the provision and maintenance of a working environment for his employees that is, so far as is practicable, safe, without risks to health, and adequate as regards facilities for their welfare at work;

(f) the development and implementation of procedures for dealing with emergencies that may arise while his employees are at work.

For the purposes of the above, “plant” includes any machinery, equipment, appliance, implement or tool, any component thereof and anything fitted, connected or appurtenant thereto. Non-compliance of section 15 of the OSHA 1994 will result in an offence and on conviction, the employer is liable to a fine not exceeding RM500,000 or to imprisonment for a term not exceeding two years or to both pursuant to section 19 of the OSHA 1994.

Section 48 of the OSHA 1994 further provides that if an officer from DOSH is of the opinion that a place of work, plant, substance or process is likely to be a danger or is likely to cause bodily injury or is a serious risk to the health of any person, or is likely to cause damage to any property, an improvement notice for any non-compliance of the OSHA 1994 or a prohibition notice to an employer may be issued. Section 49 of the OSHA 1994 provides that, non-compliance with such notice without reasonable excuse will result in an offence and on conviction, the employer is liable to a fine not exceeding RM500,000 or to imprisonment for a term not exceeding two years or to both, and to a further fine of RM2,000 for each day during which the offence continues.

Section 18B provides that it is the duty on every employer, self-employed person or principal to conduct a risk assessment with regard to the health and safety risk affecting any person at their place of work. If the risk assessment indicates that risk control is required to reduce the safety and health risk, the employer, self-employed person or principal shall implement such control. For context, risk assessment shall mean the process of evaluating the risks to safety and health arising from hazards at work and determining the appropriate measures for risk control. The employer, self-employed person or principal who fails to conduct the risk assessment shall also, in accordance with Section 19 on conviction, be liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding two years or to both.

A principal means any person who in the course of or for the purposes of his trade, business, profession or undertaking contracts with a contractor for the execution by or under the contractor of the whole or any part of any work undertaken by the principal. Section 18A provides that a principal has the duty to take, so far as is practical, measures as are necessary to ensure the safety and health of (i) any contractor engaged by the principal, and (ii) any subcontractor or indirect contractor and any employee employed by such contractor or subcontractor who is working under the direction of the principal as to the manner in which the work is carried out when at work.

Section 29A of the OSHA 1994 requires an employer to appoint one of his employees to act as an occupational safety and health coordinator if he employs five or more employees at the workplace and the place of work is not included in any class or description of place of work as published in the Gazette requiring a safety and health officer. The occupational safety and health coordinator’s role is to coordinate occupational safety and health issues at place of work as opposed to the role of a safety and health officer who ensures the observance of the provisions of the OSHA 1994 and any regulations made thereunder at the place of work. An employer who fails to appoint an occupational safety and health coordinator or a safety and health officer shall on conviction, be liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding six months or to both. Notwithstanding the above, an employer is deemed to have complied with Section 29A herein if a safety and health officer has been appointed at the place of work.

Section 30 of the OSHA 1994 states that every employer shall establish a safety and health committee at the place of work if there are 40 or more persons employed at the place of work or if the Director General directs the establishment of such a committee at the place of work. Every employer shall consult the safety and health committee with a view to the making and maintenance of arrangements which will enable the employer and the employer’s employees to co-operate effectively in promoting and developing measures to ensure the safety and health at the place of work of the employees, and in monitoring the effectiveness of such measures. Non-compliance with such establishment of the safety and health committee at the place of work will result in an offence and on conviction, the employer is liable to a fine not exceeding RM100,000 or to imprisonment for a term not exceeding one year or to both.

Where a body corporate contravenes any provisions of the OSHA 1994 or any subsidiary regulations made thereunder, every person, who at the time of the commission of the offence is a director, manager, secretary or other like officer of the body corporate shall be deemed to have contravened the provision and may be charged jointly in the same proceedings with the body corporate or severally, and every such director, manager, secretary or other like officer of the body corporate shall be deemed to be guilty of the offence unless he proves that the offence was committed without his knowledge and without his consent or connivance and that he had taken all reasonable precautions and exercised due diligence to prevent the commission of the offence, as set out in section 52 of the OSHA 1994. Separately, section 52A further provides that a person would be liable for the acts or omissions of his employees in the course of his employment, his agent when acting on behalf of that person, the employee of that person’s agent when acting in the course of his employment by the person’s agent or otherwise on behalf of the person’s agent acting on behalf of that person, and will be subject to the same punishment or penalty as the person’s employees, agent or employee of the agent as aforesaid.

Industrial Relations Act 1967

Section 20 of the Industrial Relations Act 1967 (“IRA 1967”) provides that an workman who considers that he has been dismissed without just cause or excuse by his employer may lodge a representation in writing to the Director General for Industrial Relations within 60 days of his dismissal to be reinstated to his former employment. Section 2 of the IRA 1967 provides that a workman means any person, including an apprentice, employed by an employer under a contract of employment to work for hire or reward and for the purposes of any proceedings in relation to a trade dispute includes any such person who has been dismissed, discharged or retrenched in connection with or as a consequence of that dispute or whose dismissal, discharge or retrenchment has led to that dispute.

The IRA 1967 provides an avenue to seek redress via the Malaysian Industrial Court, which specializes in handling industrial relation matters only.

Employment Act 1955

The Employment Act 1955 (“EA 1955”) is the principal legislation that governs the employment practice and employer-employee relationship in Peninsular Malaysia, and has now also been extended to the Federal Territory of Labuan. EA 1955 regulates all employment relations including amongst others, contracts of service, payment of wages, contractors for wages, , maternity protection, rest days, hours of work, holidays, termination, lay-off and retirement benefits, employment of foreign employees, flexible working arrangement, and sexual harassment

EA 1955 applies to any person who has entered into a contract of service or employment contract, irrespective of wages or occupation. However, certain provisions would only apply to a select group of employees earning RM4,000 per month and below, such as payment for work done on rest days and public holidays, overtime payments and termination, layoff benefits, and more.

Further, Section 7 of the EA 1955 outlines certain minimum benefits for employees. All terms and conditions of the contract of service or of an agreement which is less favorable to an employee than the terms prescribed in EA 1955 shall be void and of no effect where the more favorable terms under the EA 1955 or any other relevant regulations shall be substituted therefor.

Section 99A is the general penalty under the EA1977, which provides that any employer who commits any offence under, or contravenes any provision of EA 1955, or any regulations, order or other subsidiary legislation whatsoever made thereunder, in respect of which no penalty is provided, shall be liable, on conviction, to a fine not exceeding RM50,000.

Employment (Restriction) Act 1968

Section 5 of the Employment (Restriction) Act 1968 (“ERA 1968”) provides that no person shall employ in Malaysia any non-citizen unless there has been a valid employment permit issued. Failure to comply will result the employer being liable to pay a fine not exceeding RM5,000 or to imprisonment for a term not exceeding one year or to both wherein the word of employer is defined under section 2 of the ERA 1968 as any person who has entered into a contract of service to employ any other person as an employee which includes the agent, manager or factor of such first-mentioned person.

Employees Provident Fund Act 1991

The Employees Provident Fund (“EPF”) is a social security institution formed in accordance with Section 24 of the Employees Provident Fund Act 1991 (“EPFA 1991”) providing for the retirement benefits for employees through the management of their savings in an efficient and reliable manner.

Pursuant to section 43(1) of the EPFA 1991, both the employer and employee are required to make monthly contributions into the employee’s individual account in the EPF. The monthly contributions amount is calculated based on the monthly wages of the employee at the prescribed rate set out in Third Schedule of the EPFA 1991.

If the employer fails to make the required contribution to the EPF within the prescribed period, section 46 of the EPFA 1991 provides that the company and the directors will be jointly and severally liable to pay in respect of or on behalf of any employee, the said contributions which is inclusive of any dividend and interest due on any contribution and shall, on conviction, be liable to imprisonment for a term not exceeding three years or to a fine not exceeding RM10,000 or to both.

Employees’ Social Security Act 1969

The Social Security Organization (“SOCSO”) administers and enforces the Employees’ Social Security Act 1969 (“ESSA 1969”) and Employees’ Social Security (General) Regulations 1971 (“ESSGR 1971”). Through the ESSA 1969 and ESSGR 1971, SOCSO is able to provide payments to employees in certain contingencies such as when the employees suffer from occupational disease or injury as provided under section 15 of the ESSA 1969.

The contribution to employees under ESSA 1969 shall comprise the contribution by the employer and employee respectively subject to the relevant category applicable to the employees. Section 94 of the ESSA 1969 provides that if the employer fails to pay contribution under ESSA 1969, the employer shall be punishable with imprisonment for a term which may extend to two years, or with fine not exceeding RM10,000 or with both. Further, where any sum of money by way of contributions together with any interest due thereon remains unpaid by a company, the directors of such company, including any person who was a director, member or office bearer during this period in which the contributions were payable, shall together with the company be jointly and severally liable for the contributions together with interest due and payable thereon to the organization. The Court may also order the employer to pay SOCSO the amount of any contributions, together with any interest credited on it, due and payable to SOCSO.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017 (“EISA 2017”) is an Act to provide for the employment insurance system administered by SOCSO which aims to provide certain benefit and re-employment placement program for insured persons in the event of loss of employment which will promote active labor market policies, and for matter connected therewith.

With effect from January 1, 2018, under the EISA 2017, an employer that has registered his industry with SOCSO in accordance to the ESSA 1969 shall be deemed to have registered his industry under the EISA 2017 and shall make contribution at the rate as specified in the Second Schedule of the EISA 2017 based on the amount of the monthly wages of the employees insured under the EISA 2017. Such contribution shall cease when the employee attains the minimum retirement age.

Section 16 of the EISA 2017 further provides that all employees in the industries the Act applies shall be registered and insured by the employers (i) in the case of employees who are employed on or before the date the industries are registered, on the date the industries of the employers are so registered; and (ii) in the case of employees who are employed after the date the industries are registered, within 30 days from the date the employees enter into employment.

Section 14(2) of the EISA 2017 provides that any employer who fails to register his industry shall on conviction, be liable to a fine not exceeding RM10,000 or to imprisonment for a term not exceeding two years or to both. Section 59 of the EISA 2017 provides that any question, dispute, claim, or appeal by an insured person, employer, training provider or any person in relation to any matter under EISA 2017 shall be filed to the Social Security Appellate Board constituted under section 83 of the ESSA 1969 for decisions.

Minimum Wages Order 2024

Effective February 1, 2025, the Minimum Wages Order 2024(“MWO 2024”) revised the minimum wages rates payable to an employee to RM1,700 per month or RM8.72 per hour. This is applicable to an employee employed by (a) an employer who employs 5 or more employees; and (b) regardless of the number of employees employed, an employer who carries out a professional activity classified under the Malaysia Standard Classification of Occupations (MASCO) as published officially by the Ministry of Human Resources.

Similarly, effective 1 August 2025, through the MWO 2024, the minimum wages rates payable to an employee is RM 1,700 per month or RM 8.72 per hour. This applies to employees employed by an employer who employs less than 5 employees other than an employer referred to in subparagraph 3(3)(b) (i.e. an employer carrying out a MASCO-classified professional activity).

Under the National Wages Consultative Council Act 2011, any employer who fails to pay his employees the basic wages as specified in the MWO 2024 commits an offence and shall, on conviction, be fined up to RM10,000 for each employee.

Taxation

As we maintain offices in Malaysia and have employees who are based in Malaysia, we are subject to Malaysian laws and regulations on taxation. As at the date of this annual report, we have complied in all material aspects with the relevant laws and regulations and there was no non-compliance incident relating to.

Income Tax Act 1967

Pursuant to Section 3 of the Income Tax Act 1967 (“ITA 1967”), income tax shall be charged for each year of assessment upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia. Section 7 of ITA 1967 defines tax resident, amongst others, as an individual who has been residing in Malaysia for 182 days or more of the tax year.

Section 8 of the ITA 1967 provides that a company will be regarded as a tax resident in Malaysia for a basis year, if at any time during that basis year, the management and control of business are exercised in Malaysia.

Schedule 1 of the ITA 1967 provides that resident companies with a paid-up capital of more than RM2,500,000 and non-resident companies are subject to a tax rate of 24%. In cases of resident companies with a paid-up capital of RM2,500,000 or less at the beginning of the basis period and gross income from source or sources consisting of business not exceeding RM50,000,000, they are taxed at the rate of 15% for the first RM150,000, 17% for the next RM450,000 and 24% for any sum in excess of RM600,000.

Please note that the above is not applicable to a company which more than 20% of the paid-up capital in respect of the ordinary shares of the company is directly or indirectly owned by one or more companies incorporated outside Malaysia or by one or more individuals who are not citizens of Malaysia. In cases of the company other than the resident company mentioned above is subject to the tax rate of 24% on the chargeable income.

With effect from January 1, 2024, capital gains tax (“CGT”) is imposed under section 4(aa) of the ITA 1967 on gains or profits arising from the disposal of capital assets. This includes, among others, gains or profits from the disposal of unlisted shares of Malaysian companies, the disposal of shares of a controlled company incorporated outside Malaysia that owns real property in Malaysia or shares of another controlled company or both under section 15C of ITA 1967, and disposal of all types of capital assets situated outside Malaysia (not confined to shares) , where such gains are received in Malaysia.

The gain and profit that is subject to CGT would be treated as a separate non-business source of income of the company and the CGT rates on the chargeable income of the company from the disposal of capital assets are as follows:-

Disposal of capital assets situated in Malaysia			Disposal of all types of capital assets situated outside Malaysia
Capital Asset Acquisition Date	CGT Rate
Before January 1, 2024	(i)	10% of chargeable income; or	At the prevailing income tax rate on the chargeable income received in Malaysia from outside Malaysia. The prevailing tax rate for company is currently 24%.
	(ii)	2% of gross disposal income at the option of the disposer

From January 1, 2024	10% of chargeable income

The Inland Revenue Board of Malaysia (“LHDN”) has announced that the electronic invoicing initiative (e-invoice) will be implemented in phases beginning August 2024. Section 82C of the ITA 1967 provides that a person including a company is required to issue an electronic invoice for each transaction in respect of any goods sold or serviced performed by the person. According to section 120 (1)(d) of the ITA 1967, the company who contravenes without reasonable excuse shall on conviction, be liable to a fine of not less than RM200 and not exceeding RM20,000 or to imprisonment for a term not exceeding six months or to both. The e-invoice implementation timelines according to the LHDN website (updated on 7 December 2025) areas follows:

Targeted Taxpayers	Implementation Date
Taxpayers with an annual turnover or revenue of more than RM100 million	August 1, 2024

Taxpayers with an annual turnover or revenue of more than RM25 million and up to RM100 million	January 1,2025

Taxpayers with an annual turnover or revenue of more than RM5,000,000 and up to RM25 million	July 1, 2025

Taxpayers with an annual turnover or revenue of up to RM5,000,000	January 1,2026

It was also noted in the LHDN website that Taxpayers with an annual turnover or revenue of less than RM 1,000,000 are exempted from e-invoice implementation.

Labuan Business Activity Tax Act 1990

Pursuant to Section 4 of the Labuan Business Activity Tax Act 1990 (“LBATA 1990”), a Labuan entity carrying on a Labuan business activity shall be charged tax at the rate of 3% for a year of assessment upon the chargeable profits in respect of that Labuan business activity which is a Labuan trading activity for the basis period for that year of assessment.

Section 2B(1)(1A) of the LBATA 1990 provides that , a Labuan entity carrying on a Labuan business activity which fails to comply with regulations made under the LBATA 1990 for a basis period for a year of assessment shall be charged to tax at the rate of 24% upon its chargeable profits for that year of assessment.

With effect from January 1, 2024, section 22DA of the LBATA 1990 provides that a company is required to issue an electronic invoice for each transaction in respect of any goods sold or services performed by the company. According to section 22EA of the LBATA 1990, the company who contravenes without reasonable excuse shall on conviction, be liable to a fine of not less than RM200 and not exceeding RM20,000 or to imprisonment for a term not exceeding six months or to both.

Service Tax Act 2018

With effect from March 1, 2024 and July 1 2025 , the service tax rate is increased from 6% to 8% on all taxable services except for food and beverage services, telecommunication services, vehicle parking space services and logistic services which continue to be subject to service tax at the rate of6% as provided in the Service Tax (Rate of Tax) (Amendment) Order 2024.

THE LAWS AND REGULATIONS OF HONG KONG

The following section summarizes the principal laws and regulations of Hong Kong which may be relevant to our business. As this is a summary, it does not contain detailed analysis of the Hong Kong laws which are relevant to our business.

Employment, Labor, Health and Safety

As we have employees who are based in Hong Kong, we are subject to Hong Kong laws and regulations on employment, labor, health and safety. As at the date of this report, we have complied in all material aspects with the relevant laws and regulations and there was no non-compliance incident relating to.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The mandatory provident fund scheme (“MPF Scheme”) is defined contribution retirement scheme managed by approved independent trustees. The MPFSO provides that an employer shall participate in an MPF Scheme and make contributions for its employees aged between 18 and 65. Under the MPF Scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution for and in respect of the employee, subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contribution purposes is currently HK$30,000 per month.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

The EO provides for, amongst other things, the protection of the wages of employees, to regulate general conditions of employment, and for matters connected therewith. Under section 25 of the EO, where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as it is practicable and in any case not later than seven days after the day of termination. Any employer who willfully and without reasonable excuse contravenes section 25 of the EO commits an offence and is liable to a maximum fine of HK$350,000 and to imprisonment for a maximum of three years. Further, under section 25A of the EO, if any wages or any sum referred to in section 25(2)(a) are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse contravenes section 25A of the EO commits an offence and is liable on conviction to a maximum fine of HK$10,000.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases. Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

The MWO provides for a prescribed minimum hourly wage rate at HK$40 per hour for every employee employed under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“OSHO”)

The OSHO provides for the safety and health of persons when they are at work, to provide for related matters. Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

(a) providing and maintaining plant and work systems that are safe and without risks to health;

(b) making arrangement for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

(c) providing all necessary information, instruction, training, and supervision for ensuring safety and health;

(d) providing and maintaining safe access to and egress from the workplaces; and

(e) providing and maintaining a working environment that is safe and without risks to health.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$3,000,000 or HK$10,000,000. An employer who fails to do so intentionally knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$3,000,000 and to imprisonment of 6 month, or HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labour may also issue improvement notices against noncompliance of the OSHO or the Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), or suspension notices against activity of workplace which may create imminent risk of death or serious bodily harm to the employees. Failure to comply with such notices constitutes an offence punishable by a fine of HK$400,000 and HK$1,000,000 respectively and imprisonment of up to one year.